+

**FAN OWNED CLUB, INC.**

**FINANCIAL STATEMENTS**

**AND**

**INDEPENDENT ACCOUNTANTS' REVIEW REPORT**

**DECEMBER 31, 2022 AND 2021**

# FAN OWNED CLUB, INC.

| TABLE OF CONTENTS | PAGE |
|---|---|

**GOLDSTEIN & LOGGIA CPA'S, LLC**
**707 TENNENT ROAD**
**MANALAPAN, NJ 07726**
**(732) 617-7004**

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders of
Fan Owned Club, Inc.
Nashville, Tennessee

We have reviewed the accompanying financial statements of Fan Owned Club, Inc. (the "Company"), which comprise the Balance Sheets as of December 31, 2022 and 2021, and the related Statements of Operations, Statements of Shareholders' Equity, and Cash Flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Basis for Qualified Conclusion**

As disclosed in Note 7 to these financial statements, accounting principles generally accepted in the United States of America requires companies to recognize the fair value of various types of equity-based awards in their financial statements (ASC 718, *Compensation – Stock Compensation*). Management has informed us that the Company elected not to measure nor record within the Company's financial statements for the stock-based compensation associated with the value of the common stock awarded, and that the effects of this departure from accounting principles generally accepted in the United States of America on Balance Sheets, Statements of Operations, Statements of Shareholders' Equity, and Cash Flows have not been determined.

As disclosed in Note 2 to these financial statements, accounting principles generally accepted in the United States of America requires companies to recognize the leases on the balance sheet as assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months (ASC 842, *Leases*). Management has informed us that the Company elected not to recognize the 4-years lease entered on January 1, 2022 on the Balance Sheet. If the Company recognized the lease on the Balance Sheet as of December 31, 2022, the assets and liabilities would have been increased by approximately $50,000. The effects on the Statement of Operations, Statement of Shareholders' Equity, and Cash Flows for December 31, 2022 were immaterial.

**Qualified Conclusion**

Based on our reviews, except for the effects of the matters described in the Basis for Qualified Conclusion paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Goldstein & Loggia CPA's, LLC*

Goldstein & Loggia CPA's, LLC
July 14, 2023


**FAN OWNED CLUB, INC.**
**BALANCE SHEETS**
**As of December 31, 2022 and 2021**
**(Parent Only Financial Statements)**


|  | 2022 | 2021 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash | $ 33,618 | $ 30,432 |
| Prepaid expenses | 6,643 | - |
| Total current assets | 40,261 | 30,432 |
| **Non-Current Assets** | | |
| Investment in and advances to Soccer Club | 1,787,502 | 1,832,518 |
| Deferred sydication costs | - | 40,000 |
| Intangible assets, net | 91,986 | 120,443 |
| Total non-current assets | 1,879,488 | 1,992,961 |
| **TOTAL ASSETS** | $ 1,919,749 | $ 2,023,393 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 5,179 | $ - |
| Accrued interest | 22,500 | - |
| Credit cards | 7,334 | 3,503 |
| Amounts due for the purchase of the Soccer Club | 444,960 | 444,960 |
| Notes payable and shareholder loans | 315,388 | 211,888 |
| Total current liabilities | 795,361 | 660,351 |
| **Long-Term Liabilities** | | |
| Notes payable | 245,500 | 250,000 |
| Total long-term liabilities | 245,500 | 250,000 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock: $0.0001 par value; 110,000,000 shares authorized; 3,193,888 issued and outstanding in 2022, 2,294,500 issued and outstanding in 2021 | 319 | 230 |
| Additional paid in capital | 2,066,430 | 1,970,859 |
| Retained earnings (deficits) | (1,147,861) | (818,047) |
| Less: cost of treasury stock | (40,000) | (40,000) |
| Total shareholders' equity | 878,888 | 1,113,042 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 1,919,749 | $ 2,023,393 |

# FAN OWNED CLUB, INC.
# STATEMENTS OF OPERATIONS
## As of December 31, 2022 and 2021
## (Parent Only Financial Statements)

| | 2022 | 2021 |
|---|---|---|
| Revenue | $ 10,379 | $ - |
| Cost of Goods Sold | 3,667 | 14,468 |
| **Gross Loss** | **6,712** | **(14,468)** |
| **Operating Expenses:** | | |
| Advertising and marketing | 46,227 | 78,946 |
| Bank charges & fees | 2,445 | 3,331 |
| Charitable donation | 500 | - |
| Contractors | 9,636 | 20,294 |
| Gift | 125 | - |
| Insurance | 8,565 | 4,635 |
| Legal and professional services | 38,234 | 51,993 |
| Meals and entertainment | 501 | 191 |
| Office supplies and software | 18,223 | 9,170 |
| Other business expenses | 2,133 | - |
| Rent and lease | 15,784 | - |
| Square fees | 77 | - |
| Taxes and licenses | 5,061 | 9,250 |
| Transportation expenses | 8,447 | - |
| Travel | 15,915 | 7,053 |
| Utilities | 1,621 | - |
| Virtual coaching expenses | 8,400 | - |
| Web services | 2,034 | - |
| **Total Operating Expenses** | **183,928** | **184,863** |
| **Operating Loss** | **(177,216)** | **(199,331)** |
| **Other Expenses:** | | |
| Amortization expense | 68,457 | 28,457 |
| Interest expense | 39,125 | 12,083 |
| Loss on investment in Soccer Club | 45,016 | 20,743 |
| **Total Other Expenses** | **152,598** | **61,283** |
| **Net Loss** | **$ (329,814)** | **$ (260,614)** |

# FAN OWNED CLUB, INC.
## STATEMENTS OF SHAREHOLDERS' EQUITY
### For the Years Ended December 31, 2022 and 2021
### (Parent Only Financial Statements)

| | Common Stock | | Treasury Stock | Additional Paid-in Capital | Retained Earnings (Deficits) | Total |
|---|---|---|---|---|---|---|
| | Shares | Par | | | | |
| **Balance, December 31, 2020** | **2,294,500** | **230** | – | **1,789,480** | **(557,433)** | **1,232,277** |
| Additional paid in capital | - | - | - | 186,329 | - | 186,329 |
| Distribution | - | - | - | (4,950) | - | (4,950) |
| Purchase of treasury stock | - | - | (40,000) | - | - | (40,000) |
| Net Loss | - | - | - | - | (260,614) | (260,614) |
| **Balance, December 31, 2021** | **2,294,500** | **230** | **(40,000)** | **1,970,859** | **(818,047)** | **1,113,042** |
| Issuance of common stock | 899,388 | 89 | - | - | - | 89 |
| Additional paid in capital | - | - | - | 95,571 | - | 95,571 |
| Distribution | - | - | - | - | - | - |
| Purchase of treasury stock | - | - | - | - | - | - |
| Net Loss | - | - | - | - | (329,814) | (329,814) |
| **Balance, December 31, 2022** | **3,193,888** | **319** | **(40,000)** | **2,066,430** | **(1,147,861)** | **878,888** |

# FAN OWNED CLUB, INC.

## STATEMENTS OF CASH FLOWS
### For the Years Ended December 31, 2022 and 2021
### (Parent Only Financial Statements)

| | | 2022 | | 2021 |
|---|---|---:|---|---:|
| **Cash Flow from Operating Activities:** | | | | |
| Net loss | $ | (329,814) | $ | (260,614) |
| Adjustments to reconcile net income to cash used in operating activities: | | | | |
| Amortization of intangibles assets | | 68,457 | | 28,457 |
| Changes in operating assets and liabilities | | | | |
| (Increase in) prepaid expenses | | (6,643) | | - |
| Increase in operating liabilities | | 31,510 | | 114,602 |
| **Net cash (used in) operating activities** | | **(236,490)** | | **(117,555)** |
| | | | | |
| **Cash Flows from Investing Activities** | | | | |
| Investment in and advances to Soccer Club | | 45,016 | | (90,973) |
| **Net cash provided by / (used in) investing activities** | | **45,016** | | **(208,528)** |
| | | | | |
| **Cash Flows from Financing Activities** | | | | |
| Proceeds from issuance of common shares | | 95,660 | | 182,279 |
| Proceeds from notes payable and shareholder loans | | 99,000 | | 90,000 |
| Purchase of treasury stock | | - | | (40,000) |
| **Net cash provided by financing activities** | | **194,660** | | **232,279** |
| | | | | |
| Net increase in cash and cash equivalents | | 3,186 | | 23,751 |
| | | | | |
| Cash and cash equivalents, beginning of year | | 30,432 | | 6,681 |
| | | | | |
| **Cash and cash equivalents, end of year** | $ | **33,618** | $ | **30,432** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Payments made during the year for: | | | | |
| Interest expenses | $ | **16,625** | $ | **10,583** |

## NOTE 1 — NATURE OF OPERATIONS

Fan Owned Club, Inc. (the "Company") was incorporated on March 6, 2019, as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware.

The Company is formed to enable United States soccer fans to purchase a minority ownership interest in a European professional soccer club. The Company will provide investors with unique insider access to the management and operations of a professional team including opportunities to interact with front office staff, coaches and players, as well as the chance to benefit financially from the future successes of the club.

Since March 6, 2019, the Company has relied upon its shareholders for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2022, the Company has losses aggregating $1,147,861. These matters do raise concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to raise additional capital through Reg CF and/or Reg D offerings. Therefore, the Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered as an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

## NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which involves the application of accrual accounting.

### Equity Method of Accounting for Investment

The Company uses the equity method of accounting for investments in entities in which it has a significant influence on management decisions or a controlling interest. Under the equity method of accounting, an investment in the common stock shall be shown in the Balance Sheets of the Company as a single amount. The Company's proportional share of the investee's income/(loss) is adjusted, increasing the asset for income and decreasing the asset for a loss. Also, the Company's share of earnings or losses from the investment is included in the Statements of Operations as a single amount.

**NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Deferred Syndication Expenses**

Under ASC 340, *Other Assets and Deferred Costs*, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceed of the offering. The Company defers applicable syndication expenses based on these criteria. The Company will write off all deferred syndication expenses if a securities offering is aborted. As of December 31, 2022 and 2021, the balance of deferred syndication expenses were $0 and $40,000, respectively. The Company wrote off $40,000 deferred syndication expenses in 2022 and is included in the Statement of Operations as amortization expense in 2022.

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the assets and liabilities amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates.

**Risks and Uncertainties**

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Cash and Cash Equivalents**

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company had $33,618 and $30,432 of cash on hand as of December 31, 2022 and 2021, respectively.

**Receivables and Credit Policy**

Trade accounts receivables, net will be recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable, do not bear interest under normal trade terms.

The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2022 and 2021, the Company had no accounts receivable.

## NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Intangible Assets**

Trademarks are amortized on a straight-line basis over their useful life.

Patents are amortized on a straight-line basis over the lives of the patent (twenty years or less), commencing when the patent is approved and placed in service.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2022 and 2021.

**Fair Value Measurements**

GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

*Level 1* — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

*Level 2* — Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

*Level 3* — Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

**Income Taxes**

The Company is taxed as a corporation for federal and state income tax purposes. During the two years ended December 31, 2022 and 2021, the Company sustained losses. Accordingly, the financial statements reflect no provision for Federal and State income taxes for the each of the two years ended December 31.

## NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Income Taxes (Continued)

GAAP require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's Federal and State income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022 and 2021, the unrecognized tax benefits accrual was zero.

### Revenue Recognition

The Company adopted ASU No. 2014-09 *Revenue from Contracts with Customers* (Topic 606), as amended ("ASC 606"), using the modified retrospective method applied to contracts which were not completed as of that date. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company's financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The Company recognizes revenue primarily from merchandise, sponsorship, and operation of sport programs. Revenue from merchandise is recognized when the merchandise is delivered and the revenues from sponsorship and operation of sport programs are recognized as the services are rendered.

## NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Revenue Recognition (Continued)

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. As of December 31, 2022 and 2021, the Company had $0 contract liabilities where performance obligations have not yet been satisfied.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in 2021.

### Advertising expenses

The Company expenses advertising costs as they are incurred. The advertising expenses were $46,227 and $78,946 for the years ended December 31, 2022 and 2021, respectively.

### Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet as assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. The Company entered a four-year lease on January 1, 2022 with a monthly payment of approximately $1,000 per month. Management evaluated and decided the effect of the lease on operating loss is immaterial and will not recognize the lease on the Balance Sheet as of December 31, 2022.

## NOTE 3 — INTANGIBLE ASSETS

As of December 31, 2022 and 2021, the intangible assets included in the Balance Sheets are as follows:

| | |
|---|---|
| Trademarks, logos and graphic design | $ 50,000 |
| Development of e-Commerce store | $100,000 |
| Development of website | $ 45,000 |
| Loan Origination fee | $ 3,000 |
| **Total** | **$198,000** |

Amortization expense for 2022 and 2021 is $28,457, respectively.

**NOTE 4 — CONVERTIBLE NOTES PAYABLE**

The Company issued convertible notes with a condition that the Company may pay back in full or make an additional payment, at any time, without penalty. Further, the borrowers will also provide the lender with 30 days written notice to allow the lender an opportunity for conversion.

The lender is entitled to convert all or any portion of the note to common stock of the Company at a rate of $1 per share providing the borrower is notified in writing. The total of convertible notes payable as of December 31, 2022 and 2021 was $425,888 and $411,888, respectively. Following are the details of the convertible notes issued.

| Issue Date | Notes Payable | Due Date | 2022 | 2021 | Interest |
|---|---|---|---|---|---|
| 12/20/2021 | Notes payable with principal and unpaid interest on the 1st day of January 2025 | 1/1/2025 | $50,000 | $50,000 | 10% per year |
| 4/1/2021 | Notes payable with principal and unpaid interest on the 1st day of April 2024 | 4/1/2024 | $50,000 | $50,000 | 20% per year |
| 1/1/2021 | Notes payable with the principal of $500 on the first day of every month and no interest shall accrue | 5/31/2029 | $39,000 | $45,500 | - |
| 2/28/2020 | Notes payable with principal and interest paid as follow: 12/31/2020 - 30,000 Shares 1/1/2021-12/31/2022 - Quarterly interest of $625 1/1/2023 onwards - $3,875 principal and $625 interest | 4/1/2026 | $50,000 | $50,000 | 5% per year |
| 12/1/2020 | Notes payable with monthly interest payment until converted or paid off as balloon payment | - | $45,500 | $50,000 | 12% per year |
| Various | Notes payable from shareholders (See Note 5) | - | $191,388 | $166,388 | - |

## NOTE 5 — RELATED PARTY TRANSACTIONS

### Treasury Stock Resulting from Purchase of Shareholder Common Stock

In connection with the May 25, 2021, Agreement and Release, and a Separation Agreement, dated November 4, 2020, which governed the separation of a Shareholder from the Company, the separated Shareholder is willing to convey to the Company 350,000 shares of the Company's common stock in exchange for $15,000 in cash and the forgiveness of a promissory note in the amount of $25,000 which is owed to a related entity owned by the Company's CEO.

### Shareholder Loans

As of December 31, 2022 and 2021, certain shareholders of the Company loaned the Company $191,388 and $166,388, respectively. The shareholder loans do not bear interest and will be paid off from the proceeds of the offering of common stock of the Company. There are also shareholder loans without convertible feature which the balance was $135,000 and $50,000 as of December 31, 2022 and 2021, respectively.

## NOTE 6 — COMMON STOCK

### Voting Common Stock

Voting Common Stock has a par value of $0.0001. The Company has 110,000,000 shares authorized, 3,193,888 issued and outstanding as of December 31, 2022. The Company has 110,000,000 shares authorized, 2,294,500 issued and outstanding as of December 31, 2021. Each shareholder shall have one vote for each share held by such shareholder.

## NOTE 7 — STOCK COMPENSATION PLAN

The Company has awarded eligible employees and consultants stock compensation based on performance. This plan authorizes the Company's Board of Directors to award eligible participants common stock shares in the Company. The par value of all the compensation shares awarded shall be 0.0001.

The Company awarded 185,000 and 0 common stock shares in 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company has awarded 602,500 and 417,500 common stock shares for stock compensation.

## NOTE 8 — COMMITMENTS AND CONTINGENCIES

### Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

## NOTE 9 — GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations on March 6, 2019. For the period from inception through December 31, 2022, the Company has incurred losses. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 10 — PURCHASE OF 49.9% INTEREST IN AUSTRIAN SOCCER ASSOCIATION

Pursuant to an Investment Framework Agreement, dated December 19, 2019 (Agreement), the Company purchased a 49.9% interest (the maximum allowed by the Österreichischer Fußball-Bund (ÖFB)), in Fussballclub Pinzgau Saalfelden, an association which is the sole shareholder of FC Pinzgau Saalfelden Gmbh, a limited liability company (the "Club") incorporated in Austria, April 13, 2018, to exploit the business of the Football Club. The purchase price of the 49.9% interest was EUR 434,750, (USD: $483,616*).

The Agreement provides that the seller of the 49.9% interest, shall increase its capital from EUR 35,000 to EUR 69,750, and that the Company shall be solely entitled to subscribe for such newly issued shares of capital upon the payment of the purchase price of EUR 434,750. The Club means collectively, the players, coaches and staff members who are taking part in the regular championship performance in any football league.

As of December 31, 2022 and 2021, the outstanding amount of the acquisition payment was $444,960, respectively.

The Company accounts for the purchase of its 49.9% interest in the Soccer Association with the equity method of accounting. The Investment in and advances to Soccer Club, as of December 31, 2022 and 2021 was $1,787,502 and $1,832,518, respectively.

The management prepared unaudited balance sheets financial highlights of the Club as of December 31, 2022 and 2021 and the unaudited financial highlights of the Statements of Operations for the years ended December 31, 2022 and 2021. The financial highlights are presented in USD using the conversion rates stated below.

Conversion rate of EUR to USD as of December 31, 2022 and 2021 was 1.0726 and 1.1324, respectively.

**NOTE 10 — PURCHASE OF 49.9% INTEREST IN AUSTRIAN SOCCER ASSOCIATION (Continued)**

### FC PINZGAU SAALFELDEN GMBH
**Balance Sheets — Highlights**
*(Unaudited)*

|  | 2022 (i) | 2021 (ii) |
|---|---|---|
| **Assets** | | |
| Capital assets, net | $ 117,411 | $ 133,133 |
| Current assets | 3,516 | 5,473 |
| Receivables and other assets | 487,787 | 469,770 |
| **Total** | **$ 608,714** | **$ 608,376** |
| **Liabilities and Member Equity (Deficiency)** | | |
| Notes payable, banks | $1,264,799 | $1,216,053 |
| Liabilities, other | 214,845 | 50,958 |
| Member equity: | | |
| Capital | 466,581 | 494,859 |
| Deficit | (1,337,511) | (1,153,494) |
| **Total** | **$ 608,714** | **$ 608,376** |

### FC Pinzgau Saalfelden Gmbh
**Statement of Operations — Highlights**
*(Unaudited)*

|  | 2022 (iii) | 2021 (iv) |
|---|---|---|
| Revenues | $ 141,546 | $203,692 |
| Operating expenses | 231,759 | 245,262 |
| **Net loss** | **$ 90,213** | **$ 41,570** |

(i) As of December 31, 2022
(ii) As of December 31, 2021
(iii) For the 12 months ended December 31, 2022
(iv) For the 12 months ended December 31, 2021

## NOTE 11 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 14, 2023, the date the financial statements were available to be issued. Based on this evaluation, the Company has identified the following subsequent events:

On January 6, 2023, the Company issued 212,000 common stock shares for $52,725.

On March 31, 2023, there was a new loan from shareholder for $25,000 with zero interest.